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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 5)*	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. . . 11
GameTech International, Inc.

(Name of Issuer)
Common Stock, par value $.001

(Title of Class of Securities)
36466D 10 2
(CUSIP Number)
December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1(b)

        ☐ Rule 13d-1(c)

        ☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Schedule 13G

CUSIP No. 36466D 10 2

1.	NAME OF REPORTING PERSON Richard T. Fedor

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5.	SOLE VOTING POWER 4,000
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER 2,985,936
OWNED BY EACH
REPORTING	7.	SOLE DISPOSITIVE POWER 4,000
PERSON WITH
	8.	SHARED DISPOSITIVE POWER 2,985,936

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,985,936

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
☒

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.5%

12.	TYPE OF REPORTING PERSON (See Instructions)
IN

Schedule 13G

CUSIP No. 36466D 10 2

1.	NAME OF REPORTING PERSON Bonnie G. Fedor

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5.	SOLE VOTING POWER 900
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER 2,985,936
OWNED BY EACH
REPORTING	7.	SOLE DISPOSITIVE POWER 900
PERSON WITH
	8.	SHARED DISPOSITIVE POWER 2,985,936

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,985,836

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
☒

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.5%

12.	TYPE OF REPORTING PERSON (see instructions)
IN

Item 1.	(a)	Name of Issuer:
GameTech International, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
900 Sandhill Drive Reno, Nevada 89521
Item 2.	(a)	Name of Persons Filing:
Richard T. Fedor Bonnie G. Fedor
	(b)	Address of Principal Business Office or, if none, Residence:
900 Sandhill Drive Reno, Nevada 89521
	(c)	Citizenship:
United States
	(d)	Title of Class of Securities:
Common Stock
	(e)	CUSIP Number:
36466D 10 2
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under Section 15 of the Act,
	(b)	☐ Bank as defined in Section 3(a)(6) of the Act,
	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act,
	(d)	☐ Investment Company registered under Section 8 of the Investment Company Act,
	(e)	☐ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
	(f)	☐ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),
	(g)	☐ Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,
	(h)	☐ Group, in accordance with rule 13d-1(b)(ii)(H).
☒ Not Applicable

Item 4.	Ownership

If the percent of the class owned, as of December 31, 2002, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.
	(a)	Amount beneficially owned at December 31, 2002:
See number 9 of cover page.
		•	For Mr. Fedor, includes 4,000 shares of Common Stock issuable upon the exercise of stock options granted to Mr. Fedor on December 31, 2002 and currently exercisable
		•	For Mrs. Fedor, includes 900 shares of Common Stock held in her name
		•	Mr. Fedor disclaims beneficial ownership of 900 shares of Common Stock owned by Mrs. Fedor
		•	Mrs. Fedor disclaims beneficial ownership of 4,000 shares of Common Stock issuable upon exercise of stock options owned by Mr. Fedor
	(b)	Percent of class:
See number 11 of cover page.
	(c)	Number of shares as to which such person has as of December 31, 2002:
		(i)	Sole power to vote or to direct the vote:
See number 5 of cover page.
		•	For Mr. Fedor, 4,000 shares of Common Stock issuable upon the exercise of stock options granted to Mr. Fedor on December 31, 2002 and currently exercisable
		•	For Mrs. Fedor, includes 900 shares of Common Stock held in her name
		•	Mr. Fedor disclaims beneficial ownership of 900 shares of Common Stock owned by Mrs. Fedor
		•	Mrs. Fedor disclaims beneficial ownership of 4,000 shares of Common Stock issuable upon exercise of stock options owned by Mr. Fedor
		(ii)	Shared power to vote or to direct the vote
See number 6 of cover page. Includes:
		•	Mr. and Mrs. Fedor have shared voting power over 1,965,611 shares of Common Stock jointly held by them
		•	Mr. and Mrs. Fedor have shared voting power over 510,162 shares of Common Stock owned by their minor child, Kristen A. Fedor
		•	Mr. and Mrs. Fedor have shared voting power over 510,163 shares of Common Stock owned by their minor child, Richard T. Fedor, Jr.
		(iii)	Sole power to dispose or to direct the disposition of
See Number 7 of cover page.
		•	For Mr. Fedor, includes 4,000 shares of Common Stock issuable upon the exercise of stock options granted December 31, 2002 and currently exercisable
		•	For Mrs. Fedor, includes 900 shares of Common Stock held in her name

(iv) Shared power to dispose or to direct the disposition of
See number 8 of cover page.
• Mr. and Mrs. Fedor have shared dispositive power over 1,965,611 shares of Common Stock jointly held by them
• Mr. and Mrs. Fedor have shared dispositive power over 510,162 shares of Common Stock owned by their minor child, Kristen A. Fedor
• Mr. and Mrs. Fedor have shared dispositive power over 510,163 shares of Common Stock owned by their minor child, Richard T. Fedor, Jr.
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable
Item 8.	Identification and Classification of Members of the Group
Not Applicable
Item 9.	Notice of Dissolution of Group
Not Applicable
Item 10.	Certification
Not Applicable

SIGNATURE

        The filing of this Amendment to Schedule 13G and the statements herein shall not be construed as an admission that I am, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any of the securities described herein.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003 Date
/s/ RICHARD T. FEDOR Signature
Richard T. Fedor
February 14, 2003 Date
/s/ BONNIE G. FEDOR Signature
Bonnie G. Fedor
Exhibit Index
Exhibit I	Statement of Richard T. Fedor
Exhibit II	Statement of Bonnie G. Fedor

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SIGNATURE